Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: June 9, 2021

SMART CHARGING AND ENERGY SOLUTIONS PROVIDER WALLBOX TO LIST ON

NYSE THROUGH MERGER WITH KENSINGTON CAPITAL ACQUISITION CORP. II

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Wall Box Chargers SL (“Wallbox”) has entered into a business combination agreement with Kensington Capital Acquisition Corp. II (NYSE: KCAC); upon closing, the combined company will be listed on the New York Stock Exchange under the ticker symbol “WBX”

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Wallbox develops EV charging solutions for residential, semi-public and public use from nine offices across three continents, with sales across 67 countries; the company has sold over 100,000 units since its founding in 2015

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The transaction raises approximately $330 million in proceeds through the business combination, including a $100 million fully committed PIPE anchored by Janus Henderson Investors, Luxor Capital, Cathay Innovation and Kensington Capital Partners

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Recently, Wallbox’s institutional investor Iberdrola announced it will purchase the first 1,000 Supernova fast chargers from Wallbox, which will be deployed in the markets where the energy leader operates

•	Pro forma implied enterprise value of the combined company is approximately $1.5 billion

BARCELONA, SPAIN / WESTBURY, NY – June 9, 2021 – Wall Box Chargers SL (“Wallbox”), a leading provider of electric vehicle (EV) charging solutions, and Kensington Capital Acquisition Corp. II (“Kensington”), a special purpose acquisition company, today announced a definitive agreement for a business combination that would result in Wallbox becoming a publicly listed company. Upon closing of the transaction, the combined company will be named Wallbox and listed on the NYSE and trade under the new ticker symbol “WBX”.

Founded in 2015, Wallbox creates smart charging and energy management solutions that combine innovative technology with outstanding design, facilitating the adoption of electric vehicles today to make more sustainable use of energy tomorrow.

Wallbox designs, manufactures and distributes EV charging solutions for residential, semi-public and public use, and its products are sold in 67 countries. Its smart charging product lineup includes Level 2 AC chargers (“Pulsar Plus”, “Commander 2” and “Copper SB”) for home and business applications, and DC fast chargers (“Supernova”) for public applications. The company also offers the world’s first bidirectional DC charger for the home (“Quasar”), which allows users to both charge their electric vehicle~~-~~and use the energy from the car’s battery to power their home, business or send it back to the grid. Powering all these devices is the company’s proprietary residential and business software (“myWallbox”) that can be used for real-time charger management, fleet and energy management.

Wallbox’s largest institutional investor, Iberdrola, recently announced the acquisition of the first 1,000 Wallbox Supernova fast chargers as part of its five-year sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks.

Wallbox has nine offices across three continents and has sold over 100,000 units since its founding in 2015. Through its vertically integrated model, the company keeps development cycles short, enabling an accelerated time to market. Its products are currently manufactured in Spain and China, with plans to add a U.S. manufacturing facility in 2022.

Enric Asunción, Co-Founder and Chief Executive Officer of Wallbox, commented, “Today marks a big step in the evolution of our global company. Mass market adoption of electric vehicles is here, and with this comes a need for significant expansion of charging infrastructure, starting at the home. At Wallbox, we believe that ubiquitous access to affordable, efficient, and optimized EV charging is a critical part of the transition to electric vehicles. This transaction with Kensington will allow us to significantly increase our product development and manufacturing capacity as we expand sales globally to enhance the global transition to EVs.”

Justin Mirro, Chairman and Chief Executive Officer of Kensington, added, “We are incredibly excited to announce our business combination with Wallbox and to provide the company with significant capital and automotive industry experience to accelerate its global business plan. Our commitment to sustainable technologies and partnering with industry leaders is steadfast, and we are impressed with Enric’s vision of creating world-class products that make EV charging and energy management easier and more cost-efficient.”

Transaction Overview

The business combination values Wallbox at an implied $1.5 billion pro forma enterprise value. The boards of directors of both Kensington and Wallbox have approved the proposed transaction, which is expected to be completed in the third quarter of 2021, subject to, among other things, the approval by Kensington’s stockholders and satisfaction or waiver of other conditions stated in the definitive documentation.

The transaction will result in proceeds of approximately $330 million to Wallbox, including a $100 million fully committed PIPE, anchored by Janus Henderson Investors, Luxor Capital, Cathay Innovation and Kensington Capital Partners.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Kensington with the Securities and Exchange Commission and available at https://www.sec.gov/ .

Advisors

Hughes Hubbard & Reed LLP, Cuatrecasas, Gonçalves Pereira, S.L.P. and Houthoff are serving as legal advisors and UBS Investment Bank is serving as financial advisor to Kensington. UBS and Barclays are serving as joint placement agents on the PIPE offering. Barclays and Drake Star Partners are serving as M&A advisors to Wallbox. Latham & Watkins LLP and Loyens & Loeff are serving as legal advisors and KPMG and BDO are serving as auditors to Wallbox.

Investor Conference Call Information

Wallbox and Kensington will host a joint investor conference call at 8:30 AM ET today, June 9, 2021, to discuss the proposed transaction. To listen to the prepared remarks via telephone dial 1-877-407-9716 (U.S.) or 1-201-493-6779 (International) and an operator will assist you. A telephone replay will be available at 1-844-512-2921 (U.S.) or 1-412-317-6671 (International), passcode: 13720335 through Wednesday, June 23, 2021 at 11:59 PM ET.

A transcript of this conference call can also be found on Wallbox’s Investor page and will be filed by Kensington with the SEC.

About Wallbox

Wallbox is a global company, dedicated to changing the way the world uses energy in the electric vehicle industry. Wallbox creates smart charging systems that combine innovative technology with outstanding design and manage the communication between vehicle, grid, building and charger. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 60 countries.

Founded in 2015, with headquarters in Barcelona, Wallbox’s mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. The company employs over 500 people in Europe, Asia, and the Americas.

For additional information, please visit www.wallbox.com.

About Kensington

Kensington Capital Acquisition Corp. II (NYSE: KCAC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. The company is sponsored by Kensington Capital Partners (“KCP”) and the management team of Justin Mirro, Bob Remenar, Simon Boag and Dan Huber. The company is also supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle and Matt Simoncini. The Kensington team has completed over 70 automotive transactions and has over 300 years of combined experience leading some of the largest automotive companies in the world.

For additional information, please visit www.autospac.com.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and, when available, proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

WallboxIR@icrinc.com

Media

Colleen Robar

crobar@robarpr.com

313-207-5960

ICR, Inc.

WallboxPR@icrinc.com

For Kensington

Dan Huber

dan@kensington-cap.com

703-674-6514

Related Links:

www.wallbox.com

www.autospac.com